Validus Holdings, Ltd. Bermuda Commercial Bank Building 19 Par-la-Ville Road
Mr. Joseph E. (Jeff) Consolino	Hamilton, HM 11
Executive Vice President and Chief Financial Officer	Bermuda

March 6, 2007	Mailing Address:
By hand and via EDGAR transmission	Suite 1790
48 Par-la-Ville Road
Hamilton, HM 11
Bermuda

United States Securities and Exchange Commission	Telephone: (441) 278-9034
Division of Corporation Finance	Facsimile: (441) 278-9090
Mail Stop 6010	jeff.consolino@validusre.bm
100 F Street N.E.	Website: www.validusre.bm
Washington, DC 20549
Attn: James W. Peklenk
Staff Accountant

Re:	Retrocessional reinsurance agreements between Validus Holdings, Ltd. and Petrel Re Limited
Dear Mr. Peklenk:
Further to our recent telephone conversations and our letter dated February 6, 2007 and in response to the Staff’s request for information regarding the relationship between Validus Holdings, Ltd., a holding company incorporated in Bermuda (the “Company”), and Petrel Re Limited (“Petrel Re”), please find a memorandum attached as Annex A that contains additional information regarding the relationship between the Company and Petrel Re. As referenced in the previous letter, the Company filed its Registration Statement on Form S-1 (Registration No. 333-139989) on January 16, 2007 and intends to finalize an initial public offering as soon as is practicable.

Please contact the undersigned at (441) 278-9034 should you require further information or have any questions.
Very truly yours,
/s/ Joseph E. (Jeff) Consolino
Joseph E. (Jeff) Consolino
Chief Financial Officer
Validus Holdings, Ltd.
jeff.consolino@validusre.bm
Enclosures

cc:	Securities and Exchange Commission Jim B. Rosenberg, Senior Assistant Chief Accountant PricewaterhouseCoopers Caroline J. Foulger, Partner

Validus Holdings, Ltd. Bermuda Commercial Bank Building 19 Par-la-Ville Road
Mr. Jeff Sangster	Hamilton, HM 11
Senior Vice President, Finance	Bermuda

June 28, 2006 (Updated October 16, 2006)	Mailing Address:
Suite 1790
48 Par-la-Ville Road
Hamilton, HM 11
Bermuda

Telephone: (441) 278-9052
Facsimile: (441) 278-9090
jeff.sangster@validusre.bm
Website: www.validusre.bm
Petrel Re – Consolidation considerations
Executive summary & conclusions
Between May 8, 2006 and July 28, 2006, Validus Reinsurance, Ltd. (“Validus Re”), Validus Holdings, Ltd.’s (the “Company”)100% owned reinsurance subsidiary, (collectively “Validus”) entered into three retrocessional reinsurance agreements (two quota share reinsurance agreements and one Industry Loss Warranty (“ILW”) reinsurance agreement) with Petrel Re Limited (“Petrel Re”), a newly-formed Bermuda reinsurance company. Management of Validus has concluded, with the concurrence of the Company’s certified public accountants, PricewaterhouseCoopers (“PwC”) that based upon a formal evaluation of the specific technical accounting literature regarding the variable interest and voting interest consolidation models, there is no basis for consolidating Petrel Re in the Company’s financial results. This accounting memorandum comprises two sections:
1.	Background: This sets out the salient factors necessary to support management’s conclusion and includes, but is not limited to, documentation of the legal structure of Petrel Re and its related companies and investors, and the specific relationship between Petrel Re and Validus.

2.	Specific accounting and financial reporting considerations: This sets out the specific accounting guidance relating to the consideration of any consolidation implications of the relationship between Petrel Re and Validus and provides management’s detailed analysis and conclusions in this regard.

Structure Diagram

Funds managed by First Reserve Corporation (1)
100% Common Equity Ownership
Petrel Re Holdings Limited
100% Common Equity Ownership
Validus Holdings, Ltd
100% Common Equity Ownership
Validus Reinsurance, Ltd.
Reinsurance Coverage (2)
Petrel Re Limited
Releasable Profits
Premiums (3)
Collateralized Bank Account
Profit Commission and Losses Recoverable (where applicable)
Collateral (2)

(1)	Validus has no investment in or equity interest in any of the funds of, or related party transactions with, First Reserve. First Reserve has no investment in, or related party transactions with, Validus.

(2)	Collateral must be sufficient in combination with net premiums to provide full limits coverage, net of any loss-related additional premiums

(3)	Net of direct acquisition costs and Validus Ceding Commission

Background
Petrel Re’s shares are 100% owned by Bermuda-based, Petrel Re Holdings Limited (“Petrel Holdings”). Petrel Holdings’ shares are 100% owned by private investment funds managed by First Reserve Corporation (“First Reserve”), a private equity investment firm which specializes in the energy sector. First Reserve holds the only ownership interests in Petrel Holdings and Petrel Holdings holds the only ownership interests in Petrel Re. The capital structure is 100% equity in both cases; there are no preferred equity or debt interests in either holding. Validus Re’s relationship with the Petrel Re structure is strictly limited to the reinsurance and related collateral agreements that are described below.
First Reserve established Petrel Holdings and Petrel Re (collectively “Petrel”) to assume reinsurance risk following the loss events of 2005 which dramatically increased the pricing in certain classes of business. In creating the companies First Reserve retained Aon Re and Morgan Stanley as experienced industry advisors and collectively evaluated various potential retrocessional reinsurance opportunities prior to assuming the retrocessional contracts from Validus.
Under the reinsurance agreements, Petrel Re is required to maintain available assets as collateral in an account equal to full policy limits less applicable additional premiums. Validus pays premiums to the collateral account and collects profit commissions and losses recoverable from the collateral account. Petrel Re pays collateral to the collateral account and receives residual profits or losses after the payment from the collateral account of losses and profit commission to Validus. Collateral in the form of an LOC or collateral account is common industry practice when the counterparty is either unrated (e.g. Petrel Re), has an unacceptable rating or is domiciled in a foreign country.
Validus Re has three retrocessional reinsurance agreements with Petrel Re (collectively, the “reinsurance agreements”). The agreements are:
1.	A collateralized quota share agreement whereby specified Gulf of Mexico marine and energy contracts written by Validus Re are 75% ceded to Petrel Re.

2.	A collateralized quota share agreement whereby specified Reinstatement Premium Protection (“RPP”) contracts plus a single XOL contract written by Validus Re are 90% ceded to Petrel Re, and specified 3rd Event Loss contracts written by Validus Re are 50% ceded to Petrel Re.

3.	An Industry Loss Warranty (“ILW”) agreement whereby Validus Re is covered by Petrel Re for losses on North America windstorms to a limit of $15 million in excess of $10,000 in the event of a $30 billion industry loss as measured by Property Claims Services (“PCS”), an independent third party.
The terms of the two collateralized quota share agreements are as follows. Validus Re pays to Petrel Re a reinsurance premium in the amount of the ceded percentage of the original gross written premium on the business reinsured with Petrel Re. Deducted from the reinsurance premium is a ceding commission of 5.5% (the “Ceding Commission”) paid to Validus for generating and servicing the business during the life of the contract, plus reimbursement of direct acquisition expenses incurred by Validus to obtain the underlying business. The quota share agreements also provide for a profit commission (the “Profit Commission”) to be paid to Validus Re equal to 16.0% of Petrel Re’s net underwriting profits. For purposes of the Profit Commission calculation, “Underwriting Profit (Loss)” is defined as premium earned, net of direct acquisition costs, Ceding Commission and losses and loss expenses. The terms of the collateralized quota share agreements were negotiated at arm’s length with First Reserve are representative of terms found in agreements Validus has with other third parties and are considered typical to the industry.
The ILW agreement reflects standard commercial terms and pricing; Petrel Re assumes a negotiated premium for the cover described above. Aon Re advised Petrel Re on the relevant market pricing for ILW agreements at the time of the transaction.
The reinsurance agreements contain a clause prohibiting Petrel Re from writing reinsurance business with other parties so long as the reinsurance agreements with Validus are in force. However, Petrel Re has the right to non-renew the annual reinsurance agreements at each anniversary date of such agreements and may cancel the agreements at any date upon the occurrence of certain trigger events such as a change in control of Validus or certain changes to Validus senior management. Furthermore, the process of renewing the reinsurance agreements is not automatic and Petrel Re’s management (and ultimately Board) is required to formally renew the reinsurance agreements on an annual basis. Petrel Re is a registered Bermuda Class 3 reinsurance company which would permit Petrel Re to write business with any party upon the non-renewal or cancellation of the reinsurance agreements with Validus.
Validus evaluated the reinsurance accounting of each of the reinsurance agreements, and collectively, under the requirements of Statements of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts (“FAS 113”). Validus concluded that the three agreements qualify for reinsurance accounting.
The key facts and circumstances of the relationship between Petrel Re and Validus are summarized as follows:
1.	First Reserve owns 100% of the equity in Petrel Holdings which in turn owns 100% of the equity in Petrel Re;

2.	Validus owns 0% of the outstanding equity of First Reserve or Petrel and has no interest beyond the reinsurance agreements between Petrel Re and Validus Re;

3.	Validus has 0% interest in any of the funds managed by First Reserve;

4.	There are no complex capital features in the capital structure of Petrel Holdings or Petrel Re. The ownership is strictly common equity; no preferred equity, hybrid equity, segregated cell or other capital forms are utilized;

5.	Neither First Reserve nor Petrel have any direct or indirect equity or other investment holding in Validus;

6.	First Reserve initiated the formation of Petrel. First Reserve structured and established Petrel as an incorporated, Bermuda Class 3 reinsurance company without the involvement of Validus’ management, Board, investors, employees or related parties;

7.	Validus did not participate in the design of Petrel, which was entirely the design of First Reserve;

8.	Validus has no management influence over First Reserve or Petrel; Validus and First Reserve/Petrel have no common management or directors;

9.	Except as is common in the industry relating to a ceded quota share arrangement, Validus does not provide any management, infrastructure support or administrative services to Petrel;

10.	International Advisory Services (“IAS”), an independent third party, provides administrative services for Petrel Re;

11.	Aon Re, an independent third party, provides insurance industry counsel to Petrel Re;

12.	Validus’ management, employees, directors and related parties (i) hold no seats on the board of Petrel or First Reserve and (ii) are not employees of Petrel or First Reserve;

13.	First Reserve’s management, board, investors, employees or related parties and Petrel’s management, board, investors, employees or related parties (i) hold no seats on the board of Validus and (ii) are not employees of Validus;

14.	The agreements between Validus and Petrel were negotiated based on prevailing market terms, are representative of contracts between other third parties and are typical to the industry. Specifically, both the Profit Commission and Ceding Commission are commensurate with existing market terms, are representative of contracts with other third parties and are typical to the industry;

15.	There are no features contained within the contracts that give rise to any matters that might impair qualification for reinsurance accounting under FAS 113;

16.	The management team of Petrel evaluated several retrocessionaires before assuming the treaties from Validus. These constitute the only contracts underwritten by Petrel; and

17.	Validus has imposed no restrictions on the sale, transfer or encumbrance of Petrel Holdings’ ownership interest in Petrel Re.
Management has applied these facts and circumstances against the relevant specific GAAP guidance noted below in the area of consolidation in coming to its conclusions.

Specific accounting and financial reporting considerations
Under GAAP, a company must consolidate any entity in which it has a “controlling financial interest” (the voting interest model defined this term as ownership of more than 50 percent of the entity’s voting interests). FIN 46(R): Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 makes two critical changes: it defines when a company should base “controlling financial interest” on factors other than voting rights, and requires that a new “risk and rewards” model be applied in these situations. Consequently, GAAP now prescribes two accounting models for consolidation: (a) the risk and rewards model (where the party who participates in the majority of the entity’s economics, subject to related party transactions, consolidates); and (b) the voting interest model. To determine which accounting model applies, and whether Validus must consolidate Petrel Re, management must first determine whether Petrel Re is a voting interest or variable interest entity (“VIE”).
Conclusion
The Company has concluded that based upon a formal evaluation of the specific technical accounting literature regarding the voting interest and variable interest consolidation models, that there is no basis for consolidating Petrel Re in the Company’s financial results, as management believes that the facts and circumstances with respect to this assessment provide a clear and unequivocal argument for non-consolidation of Petrel Re based on both models.
Basis for conclusion
Management has applied the facts and circumstances (set out above) with respect to its relationship to Petrel against the relevant specific GAAP guidance noted below in the area of consolidation in the determination of its conclusions.
(a) The risks and rewards model assessment
Conclusion: Under the “risk and rewards” model, there is no basis for consolidating Petrel Re in the Company’s financial results.
As noted, management acknowledges that the assessment of an entity as to whether it is a variable interest entity requires judgment and reasonable alternative interpretations may be made in forming a view. To this end, while management believes that a conclusion could potentially be reached that Petrel Re is exempted from the evaluation requirements of FIN 46(R), management has undertaken to fully examine Validus’ relationship with Petrel under FIN 46(R) as follows:
•	Determine if FIN 46(R) applies to the reporting enterprise;

•	Determine if the entity is a VIE.

Determine if FIN 46(R) applies to the reporting entity
Paragraph 3 of FIN 46(R) states:
For convenience, this Interpretation uses the term entity to refer to any legal structure used to conduct activities or to hold assets. Some examples of such structures are corporations, partnerships, limited liability companies, grantor trusts, and other trusts...Majority-owned subsidiaries are entities separate from their parents that are subject to this Interpretation and may be variable interest entities.
Management has concluded that Petrel Re qualifies as an entity under FIN 46(R). Management believes that the objective of paragraph 4(h) of FIN 46 is to allow reporting enterprises to avoid applying FIN 46(R) to entities when it is unlikely that the reporting enterprise would be required to consolidate the entity (as the primary beneficiary) even if the entity is a VIE. The Board noted in paragraph D16 of FIN 46(R): “...the most useful way to provide this aid to implementation would be in the form of a scope exception, that is, in a list of conditions that, if met, would obviate the need for further analysis and application of this Interpretation. The Board added paragraph 4(h) to provide that guidance.”
Management has performed an evaluation under paragraph 4(h) utilizing the specific facts and circumstances of the transaction. The first step is to determine whether or not the entity is a business. The second step is to determine whether or not any of the four conditions in paragraphs 4(h)(1)-4(h)(4) are met. If any are met, the reporting enterprise is precluded from utilizing the scope exception and therefore, management’s assessment has been conducted on this basis.
In order to apply paragraph 4(h), the reporting enterprise must determine whether or not the entity is a business. Paragraph C4 of FIN 46 (R) states that the definition of a business for use in this Interpretation is as follows:
A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.
While this guidance is premised on concepts embedded in EITF 98-3: Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, it does not incorporate its examples but notes that they may be useful in determining if an entity is a business. Management therefore believes that past interpretations of EITF 98-3 are relevant and useful in applying FIN 46(R). Petrel Re is a privately owned company encompassing a set of self-sustaining activities conducted and assets managed for the primary purpose of providing a return to its investor. Validus did not participate in the design of Petrel Re which was entirely the creation of the investors in Petrel Holdings, First Reserve. Petrel Re is self-sustaining with its own capital. Petrel Re’s current operations are self sustaining by virtue of outsourced operations to a professional insurance management firm as is common with Bermuda reinsurance operations. Based on this assessment, management believes that Petrel Re is a business under FIN 46(R).

Management has, therefore, also considered the criteria for exemption of consideration set out under paragraph 4(h) which reads:
An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):
1.	The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

2.	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

3.	The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

4.	The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.
Management has considered each of these conditions in turn and has set out its assessment as follows:
1.	Validus did not participate in the design of Petrel Re and had no input to activities involving capital structure, governance or operating activities (other than the reinsurance agreements which were negotiated at arms’ length). Validus does not have any related party relationships with Petrel Re, Petrel Holdings or First Reserve under the definitions set out in paragraph 24 of FAS 57: Related Party Disclosures nor any de facto related party relationships as set out in (a) to (d) of paragraph 16 of FIN 46(R). Validus and Petrel have no operating joint venture relationships as set out in APB 18: Joint Venture Accounting or franchise relationships as set out in FAS 45: Accounting for Franchise Fee Revenue. This condition, therefore, does not apply.

2.	Petrel Re is designed so that substantially all of its activities are conducted on behalf of its shareholders (namely Petrel Holdings and ultimately First Reserve). Management understands that this assessment is primarily qualitative, and has relied on a primarily qualitative assessment of Petrel Re’s economics (e.g., capital at risk, participation in profits, etc.), which are heavily skewed toward the shareholders of Petrel Re since Petrel Holdings, and ultimately First Reserve, take 100% of the actual losses and 84% of the actual profits. Petrel Re’s relationship with Validus is comprised of Petrel Re’s underwriting revenue being derived from Validus, Validus maintaining an interest in Petrel Re’s underwriting profits through a profit commission (but no share of Petrel Re’s underwriting losses), and Validus’s responsibilities with respect to acquiring, generating and servicing the business (for which a ceding commission is charged) through the life of each contract. While it is clear that a large majority of the activities are conducted on behalf of Petrel Holdings, management recognises that this assessment is primarily qualitative and has concluded that a determination could be reached that the amount might not be considered substantially all, as described in FIN 46(R), because of the items described above. Therefore, as management has previously noted, reasonable alternative interpretations of technical guidance can be made which has led management to conservatively conclude that condition (2) of paragraph 4(h) was not met and Petrel Re does not qualify for a scope exception. In making this determination, management has made use of reference material furnished by its external accountants and included in Appendix A.

3.	Validus does not provide any of the equity or subordinated debt. Based on an analysis of the fair values of Validus’ interests in Petrel Re, it is likely that the interest provided by Validus does have a fair value; however, it is obvious that Validus would not absorb the majority of expected losses.

4.	The activities of Petrel Re are not related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. This condition, therefore, does not apply.
It is management’s view that Petrel Re was designed so that substantially all of its activities are conducted on behalf of Petrel Holdings and First Reserve; however, as management has previously noted, reasonable alternative interpretations of technical guidance can be made which has led management to conclude that condition (2) of paragraph 4(h) was not met.
FIN 46(R) requires that a holder of a variable interest in an entity determine whether the entity is a VIE, and if so whether it is required to consolidate the entity. Having concluded that condition (2) of paragraph 4(h) was not met management has evaluated whether Validus has a variable interest in Petrel Re. Paragraph 2(c) of FIN 46(R) defines the term variable interest as:
Variable interests are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests...
Paragraph B4 of FIN 46(R) states:
The identification of variable interests involves determining which assets, liabilities, or contracts create the entity’s variability and which assets, liabilities, equity, and other contracts absorb or receive that variability. The latter are the entity’s variable interests... It is the role of the item — to absorb or receive the entity’s variability — that distinguishes a variable interest.
Paragraph 6 of FIN 46(R) states:
...[any interests that] will absorb portions of a variable interest entity’s expected losses or receive portions of the entity’s expected residual returns are called variable interests.
In identifying any variable interests that Validus might have with Petrel Re, management has identified all assets, liabilities and other contracts that both create and absorb variability. This determination has resulted in an evaluation of the profit commission (which the Company believes absorbs variability) and the ceding commission (which the Company believes creates variability). Management’s conclusion in this regard is as follows:
1.	The Profit Commission is considered a variable interest. The profit commission feature contained in the quota share agreements between Validus and Petrel provides for “sharing” in Petrel Re’s underwriting profits, as defined, between the Company and Petrel Holdings in the percentage amounts of 16% and 84%, respectively, and none of the losses. In situations where Petrel Re is profitable, Petrel Holdings, and ultimately First Reserve, receive 84% of the profits and Validus receives 16% of the profits. In situations where Petrel Re is unprofitable, 100% of the loss is assumed by Petrel Holdings, and ultimately First Reserve, and 0% of the loss is assumed by Validus. This feature, therefore, absorbs a small proportion of the upside and none of the downside risk. In consideration of expected losses and residual returns, the amounts absorbed by Validus are insignificant in relation to the effect the expected losses or residual returns would have on Petrel Re’s gross margin which would be absorbed by Petrel Holdings.

2.	The ceding commission feature would have the effect of influencing Petrel Re’s expected residual returns and losses. Thus it is a creator of variability and as a result is not considered a variable interest. As part of its analysis, management compared the ceding commission feature, which is a service contract, to the criteria under paragraph B22 of FIN 46(R) and determined that it met all three criteria within that paragraph.
Based on management’s conclusion that condition (2) of paragraph 4(h) was not met and that Validus does have a variable interest in Petrel Re (the Profit Commission), management has concluded that Petrel Re must be evaluated by Validus to determine if Petrel Re is a VIE under the requirements of FIN 46(R).
•	Determine if the entity is a VIE
The FIN 46(R) definition of equity investment at risk (“equity at risk”) must be used in determining whether any of the characteristics of a VIE are present. The starting point for identifying equity at risk is stated in footnote 6 of FIN 46(R): Equity investments in an entity are interests that are required to be reported as equity in that entity’s financial statements.
The equity at risk is the GAAP equity reported in the financial statements of Petrel Re (and represents the 100% holding of Petrel Holdings).
After an identification of the components of GAAP equity, the next step is to assess whether for FIN 46(R) purposes the equity is considered at risk and whether, based on that conclusion, the equity investment at risk has any of the five characteristics of a VIE. This analysis that specifically responds to Paragraph 5 of FIN 46(R) is included below:
An entity shall be subject to consolidation if, by design, the conditions in a, b, or c exist:
a.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:
(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities
(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor
(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.
The conditions in (a) are not met as the equity investment in Petrel Re is sufficient to finance the activities of the entity. Under the terms of the reinsurance agreements, Petrel Re is required to deposit an initial capital amount (for example, $87.5m in the case of the Gulf of Mexico Marine and Energy quota share) into the collateral account within a set number of business days of the execution of the agreement. The presence of the initial capital amount constitutes “Available Assets” under the agreement, and as a result, Petrel Re is permitted under the agreement to bind aggregate contract limits of up to the initial capital amount. Petrel Re’s capital significantly exceeds the requirement established by the regulator (the Bermuda Monetary Authority) and is sufficient with respect to its current level of operations. As such, Validus has no equity investment at risk as defined by FIN 46(R).
b.	As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).
The conditions in (b)(1) are not met as Petrel Holdings maintains all of the voting rights for Petrel Re. In determining its conclusion, Management considered whether Petrel Re’s operations required any significant decision making as a result of its current operations being limited to business sourced from Validus. Management determined that a number of decisions are continually required by management of Petrel Re that have a significant effect on its operations. With respect to the retrocessional agreements with Validus, for example, Petrel Re must decide whether to extend the agreements for each underwriting year or to cease its relationship in order to pursue other reinsurance opportunities. The renewal of any contract with Validus is actively made by Petrel Re’s management and is not automatic. Further, Petrel Re would need to decide if it would want to cease accepting business upon the loss of key Validus Re personnel, insufficient premium volume or inability to agree with Validus Re on additional risks for Petrel Re outside of the established guidelines. The same autonomy would exist with respect to any decisions relating to establishing other third party direct reinsurance or retrocessional arrangements. Though substantially all of Petrel Re’s business is currently sourced from Validus, the management of Petrel Re has the sole discretion to non-renew or cancel (upon trigger events) the contracts with Validus and write business with other third parties. Based on the limited information management has with respect to the ongoing operations at Petrel, and as previously highlighted, Petrel Re has an active management and operational team that makes all decisions relating to the operations of Petrel Re (e.g. strategic planning and budgeting, underwriting, investments, etc.). Furthermore, Petrel Re’s investments also require that Petrel Re’s management take an active role in establishing investment guidelines. Based on the amount of management decision making required in the entity, it was determined that the operations of Petrel Re are not automatic and that the equity holders through their voting rights, and management through its operational and strategic decision making, have the direct ability to make decisions about an entity’s activities that have a significant effect on the success of the entity.
(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.
The conditions in (b)(2) are not met. There is no mechanism in Petrel Re which directly or indirectly protects Petrel Re’s shareholders from residual losses and there exists no guarantee of a return by any party to Petrel Re’s shareholders. To the contrary, Petrel Re will fully bear their share of losses arising from the underlying covered contracts. This full collateralization of the retrocessional contracts with Validus directly results in the holders of equity absorbing any losses of Petrel Re. In consideration of expected losses and residual returns, any expected losses absorbed by Validus are insignificant in relation to the effect the expected losses would have on Petrel Re’s gross margin which would be absorbed by Petrel Holdings.
(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.
The conditions in (b)(3) are not met as the shareholders of Petrel Re have the sole right to receive the expected residual returns of the entity. The shareholders of Petrel Re have the sole right to receive investment income and underwriting profit as distributed from the collateral account. Underwriting profit is defined as premium earned, net of direct acquisition costs, Validus Ceding Commission and losses and loss expenses. In consideration of expected losses and residual returns, any expected residual returns which would be absorbed in the context of the Profit Commission percentage would be insignificant in relation to the effect the expected losses would have on Petrel Re’s gross margin which would be absorbed by Petrel Holdings. Validus has the right to receive a market rate profit commission. However, Validus is under no financial obligation to Petrel in the event that the contracts incur a loss.
c.	The equity investors as a group also are considered to lack characteristic (b) (1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

The conditions in (c) are not met, as Petrel Re has a single shareholder (Petrel Holdings) and Petrel Holdings has a single investor (First Reserve), foreclosing the possibility that the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity.
Management has concluded that none of the conditions in a, b, or c of paragraph 5 of FIN 46(R) exist, and, therefore, Petrel Re is not a VIE. As the entity is not a VIE, there is no requirement to determine which enterprise is the primary beneficiary. In Appendix B, management has performed an analysis of the economics inherent in the structure.
Conclusion: Based on the above analysis, it is management’s view that there is no basis for consolidating Petrel Re in the Company’s financial results according to the provisions of FIN 46(R).
The Voting Interest Model Assessment
If an entity is not a VIE all other consolidation guidance must be considered; FAS 94: Consolidation of All Majority-Owned Subsidiaries an amendment of ARB No. 51, with related amendments of APB Opinion No. 18 and ARB No. 43, Chapter 12 and EITF Issue No. 96-16 Investor’s Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. Under FAS 94 the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty per cent of the outstanding voting shares of another company is a condition pointing toward consolidation unless control is likely to be temporary, or where it does not rest with the majority owners. An investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated. As noted previously, Validus has no financial interest in Petrel Re (or related companies including both Petrel Holdings and First Reserve).
For SEC registrants, majority voting stock ownership is not the sole criterion for control. Registration S-X, Rule 1-02, extended the definition of “control” to include “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise”. In addition the SEC, in Regulation S-X, Rule 3A-02, highlights that a registrant must adopt a policy of consolidation that clearly exhibits the financial position and results of operations of the registrant and its subsidiaries. Other factors, therefore, are called into question beyond controlling financial interest. While it is the interpretation of management that these Rules indicate that some financial interest is required, which Validus does not have, management has considered the substance of the SEC’s Rules in considering additional factors that could indicate that Validus can exert control over Petrel Re. It is the view of management, however, that the most significant factor that could be considered is that Petrel Re only has three assumed contracts, and all of these are with Validus. Management does not consider that this enables Validus to exert control over Petrel Re in that Petrel is entirely able to cancel the retrocessional agreements after each contractual year or upon the occurrence of specified triggering events.
Conclusion: Under the ‘voting interest’ model, it is management’s conclusion that the Company would not consolidate Petrel Re in the Company’s financial results.

Appendix A: qualitative analysis: FIN 46(R) paragraph 4(h) 2 and 5(c)

Strong Indicators *	Consideration

The reporting enterprise sold assets to the entity in an effort to remove underperforming assets from the reporting enterprise’s balance sheet.	Validus sold no assets to Petrel.

The entity’s major activities include selling substantially all of its products to the reporting enterprise under long-term contracts.	Though Petrel Re’s activities are for the benefit of Petrel Holdings, and ultimately First Reserve, Petrel Re has no transactions to date beyond those with Validus Re.

The entity’s major activities include purchasing substantially all of its purchased products from the reporting enterprise.	Petrel purchases no products from Validus.

The reporting enterprise holds a non-reciprocal, fixed-price or “in the money” call option on the other investors’ equity investments, and/or the other investors have a fixed-price or “in the money” put option whereby they can put their investments to the reporting enterprise.
The reporting enterprise holds no options relating to the equity of Petrel Re, Petrel Holdings or First Reserve.

The reporting enterprise is obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls.	Validus has provided no capital to Petrel Re, Petrel Holdings or First Reserve and has no future obligations to provide capital.

The entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities.
Petrel performs no research and development activities.

The reporting enterprise has outsourced operations to the entity, constituting substantially all of the entity’s activities.	Validus has outsourced no operations to Petrel Re, Petrel Holdings or First Reserve.

Substantially all of the entity’s assets are leased to the reporting enterprise.	Petrel Re, Petrel Holdings and First Reserve lease no assets to Validus.

The principal activity of the entity is to provide financing (e.g., loans or leases) to the reporting enterprise’s customers.	Petrel Re, Petrel Holdings and First Reserve provide no financing to Validus.

The principal purpose of the entity is to conduct a business that is uniquely complementary to a significant business operation of the reporting enterprise and is not similar to activities of other participants in the entity.
The activities of Petrel Re are complementary to those of Validus however First Reserve participates in, and has created other structures similar to Petrel.

The economics (e.g., capital at risk, participation in profits, etc.) are heavily skewed (e.g., close to 90% or greater) toward the reporting enterprise.	The economics of Petrel Re are heavily skewed toward Petrel Holdings and ultimately First Reserve. Petrel Holdings receives 84% of the profits and 100% of the losses of Petrel Re.

*	With respect to evaluating these indicators, the term reporting enterprise covers the reporting enterprise’s related parties (as defined in paragraph 16 of FIN 46, other than those related parties resulting from paragraph 16(d)(1)).

Appendix B: Evaluation of structure economics
For purposes of this analysis, management has determined that the following interests exist:
1.	Petrel Holdings’ equity ownership.
2.	Validus’ Profit Commission arrangement.
As noted, Petrel Re utilizes an external service provider (IAS) to provide back office support. Management has determined that the service contract is de minimis to Petrel Re’s income.
The evaluation of the economics was determined based on the following factors: (i) the profit commission feature provides for “sharing” in Petrel Re’s underwriting profits, as defined, between the Company and Petrel Holdings in the percentage amounts of 16% and 84%, respectively. Therefore, the profits would be allocated in the proportions described and would result in Petrel Holdings obtaining the majority of the profits; and, (ii) the profit commission feature provides for 100% of Petrel Re’s losses to be absorbed by Petrel Holdings. The Company is not exposed to any of Petrel Re’s losses.
Based on the above determination, management has determined that the majority of the economics in both profit and loss scenarios would be absorbed by the equity holders of Petrel Re.